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                          September 11, 2020

       Michael Jaffa
       General Counsel
       Genius Brands International, Inc.
       190 N. Canon Drive, 4th Floor
       Beverly Hills, CA 90210

                                                        Re: Genius Brands
International, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 4,
2020
                                                            File No. 333-248623

       Dear Mr. Jaffa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Lawrence Elbaum